Franklin Templeton Logo

                    TEMPLETON GLOBAL GOVERNMENTS INCOME TRUST
                           500 EAST BROWARD BOULEVARD
                       FT. LAUDERDALE, FLORIDA 33394-3091

                                February 10, 1997

Dear Shareholder:

We are writing to you to ask for your vote on important questions that affect your investment in Templeton Global Governments Income Trust (the "Trust"). We urge you to review the attached proxy statement, cast your vote, and return the enclosed proxy card in the envelope provided.


At the meeting, Trust shareholders will be asked to consider and vote on the following proposals:

     1.  Election of Trustees;


     2. Ratification of the selection of McGladrey & Pullen, LLP as the independent auditors of the Trust for the current fiscal year; and


     3. A shareholder proposal to amend the Trust's Declaration of Trust to convert the Trust to an open-end investment company.

The Trustees unanimously recommend that you vote "FOR" the first two proposals and "AGAINST" the third proposal.

The Trustees believe that, as a closed-end investment company, the Trust benefits from investment flexibility, which enables the Trust to assume a long-term investment horizon. This affords the Trust the potential to benefit from enhanced earnings and consequently realize a greater return to shareholders. For this reason and in light of the additional considerations discussed in the accompanying proxy statement, the Trustees do not now believe that converting the Trust from a closed-end structure to an open-end structure, which would fundamentally change the Trust's style of portfolio management, is in the best interests of the Trust and its shareholders, and the Trustees ask you to vote AGAINST Proposal 3.

We appreciate your participation and prompt response in this matter and thank you for your continued support.


                                             /s/ GREGORY E. McGOWAN

                                             GREGORY E. McGOWAN
                                             President

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